UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34410

First Eagle Alternative Capital BDC, Inc.*

(Exact name of registrant as specified in its charter)

Address: 500 Boylston Street, Suite 1200, Boston, MA 02116 Telephone number: (800) 450-4424

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

5.00% Notes due 2026

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

On March 9, 2023, Crescent Capital BDC, Inc., a Maryland corporation (“CCAP”) completed its previously announced acquisition of First Eagle Alternative Capital BDC, Inc., a Delaware corporation (“FCRD”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 3, 2022, by and among CCAP, FCRD, Echelon Acquisition Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of CCAP (“Acquisition Sub”), Echelon Acquisition Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of CCAP (“Acquisition Sub 2”), and Crescent Cap Advisors, LLC, a Delaware limited liability company and the external investment adviser to CCAP. Pursuant to the Merger Agreement, Acquisition Sub was merged with and into FCRD (the “First Merger”), with FCRD continuing as the surviving corporation and a direct wholly-owned subsidiary of CCAP. Immediately following the First Merger, FCRD was merged with and into Acquisition Sub 2 (the “Second Merger”), with Acquisition Sub 2 continuing as the surviving entity (the “Surviving Company”). As a result of, and as of the effective time of, the Second Merger, FCRD’s separate corporate existence ceased. On March 9, 2023, CCAP and the Surviving Company entered into an Agreement and Plan of Merger, pursuant to which, on March 9, 2023, immediately following the Second Merger, the Surviving Company merged with and into CCAP, with CCAP continuing as the surviving entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Crescent Capital BDC, Inc., as successor by merger to Echelon Acquisition Sub LLC, a successor by merger to First Eagle Alternative Capital BDC, Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 20, 2023		Crescent Capital BDC, Inc., as successor by merger to Echelon Acquisition Sub LLC, a successor by merger to First Eagle Alternative Capital BDC, Inc.,

	By:	/s/ Gerhard Lombard
Gerhard Lombard
Chief Financial Officer